UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42951

WeShop Holdings Limited

(Exact name of registrant as specified in its charter)

Hawk House

22 The Esplanade

Jersey, JE1 1HH

Channel Islands

+44 (808) 196-8324

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into a Material Definitive Agreement

On September 9, 2026, WeShop Holdings Limited (the “Company”) entered into an Ordinary Shares Purchase Agreement (the “Purchase Agreement”) and a related Registration Rights Agreement (the “Registration Rights Agreement”), with Roth Principal Investments, LLC (“Roth Principal Investments”). Upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement, the Company will have the right, in its sole discretion, to sell to Roth Principal Investments up to $25,000,000 of newly issued Class A ordinary shares, no par value, of the Company (the “Ordinary Shares”), subject to certain conditions and limitations contained in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and the Company is under no obligation to sell any securities to Roth Principal Investments under the Purchase Agreement.

Upon the initial satisfaction of each of the conditions to Roth Principal Investments’ purchase obligation set forth in the Purchase Agreement (the initial satisfaction of such conditions, the “Commencement”, and the date on which the Commencement occurs, the “Commencement Date”), including that a registration statement on Form F-1 registering under the Securities Act of 1933, as amended (the “Securities Act”), the resale by Roth Principal Investments of Ordinary Shares issued to it by the Company under the Purchase Agreement, which the Company agreed to file with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Registration Rights Agreement (the “Registration Statement”), is declared effective by the SEC, the Company will have the right, but not the obligation, from time to time in its sole discretion for a period of up to 36 months beginning on the Commencement Date, to direct Roth Principal Investments to purchase up to a specified maximum amount of Ordinary Shares, in one or more Market Open Purchases, Intraday Purchases, Pre-Market Purchases and/or Post-Market Purchases (each, as defined below, and together, “Purchases”), by timely delivering written notice to Roth Principal Investments for each such Purchase in accordance with the Purchase Agreement on any trading day selected by the Company as the purchase date therefor (the “Purchase Date”), so long as (i) the closing sale price of Ordinary Shares on the trading day immediately prior to such Purchase Date (or, in the case of a Post-Market Purchase, on such Purchase Date) is not less than a specified threshold price as set forth in the Purchase Agreement (the “Threshold Price”) and (ii) all Ordinary Shares subject to all prior Purchases effected by the Company under the Purchase Agreement on or before the trading day immediately preceding such Purchase Date have been received by Roth Principal Investments at such time and in the manner set forth in the Purchase Agreement.

The purchase price of the Ordinary Shares that the Company elects to sell to Roth Principal Investments in a Purchase pursuant to a timely delivered written notice in accordance with the Purchase Agreement after 7:30 a.m., New York City time, and prior to 9:00 a.m., New York City time, on the Purchase Date (a “Market Open Purchase”) will be determined by reference to the volume weighted average price of the Ordinary Shares (“VWAP”) during the period (the “Market Open Purchase Valuation Period”) beginning at the official open (or “commencement”) of the regular trading session on The Nasdaq Capital Market (“Nasdaq”) on the applicable Purchase Date and ending at the earliest to occur of (i) the official close of the regular trading session, (ii) such time during such regular trading session that the trading volume threshold calculated in accordance with the Purchase Agreement is reached and (iii) if the Company further specifies in the applicable purchase notice for such Market Open Purchase that a “limit order discontinue election” shall apply to such Market Open Purchase, such time the trading price of the Ordinary Shares on Nasdaq during such Market Open Purchase Valuation Period falls below the applicable minimum price threshold determined in accordance with the Purchase Agreement, less a fixed 3.0% discount to the VWAP for such Market Open Purchase Valuation Period.

In addition to the Market Open Purchases described above, after the Commencement, the Company will also have the right, but not the obligation (subject to the continued satisfaction of the purchase conditions contained in the Purchase Agreement), to direct Roth Principal Investments to purchase, on any trading day that would qualify as a Purchase Date on which the Company may elect to effect a Market Open Purchase, whether or not a Market Open Purchase is effected by the Company on such trading day, a specified number of Ordinary Shares, not to exceed certain limitations set forth in the Purchase Agreement that are similar to those applicable to Market Open Purchases (each, an “Intraday Purchase”), by timely delivering an irrevocable written notice of such Intraday Purchase to Roth Principal Investments after 10:00 a.m., New York City time (and after the Market Open Purchase Valuation Period for any earlier Market Open Purchase and the Intraday Purchase Valuation Period (defined below) for the most recent prior Intraday Purchase effected on the same Purchase Date, if applicable, have ended), and prior to 2:00 p.m., New York City time, on such Purchase Date (each, an “Intraday Purchase Notice”).

The per share purchase price for the Ordinary Shares that the Company elects to sell to Roth Principal Investments in an Intraday Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a Market Open Purchase (including the same fixed 3.0% discount to the applicable VWAP used to calculate the per share purchase price for a Market Open Purchase, as described above), provided that the VWAP for each Intraday Purchase effected on a Purchase Date will be calculated over different purchase valuation periods during the regular trading session on Nasdaq on such Purchase Date than the Market Open Purchase Valuation Period applicable to a Market Open Purchase effected on such Purchase Date (if any), each of which will commence and end at different times on such Purchase Date and will not overlap with any other purchase valuation period on such Purchase Date (each, an “Intraday Purchase Valuation Period”).

In addition to the Market Open Purchases and Intraday Purchases described above, after the Commencement, the Company will also have the right, but not the obligation (subject to the continued satisfaction of the purchase conditions contained in the Purchase Agreement), to direct Roth Principal Investments to purchase, on any trading day that would qualify as a Purchase Date on which the Company may elect to effect a Market Open Purchase, whether or not a Market Open Purchase is effected by the Company on such trading day, a specified number of Ordinary Shares, not to exceed certain limitations set forth in the Purchase Agreement (each, a “Pre-Market Purchase”), by timely delivering an irrevocable written notice of such Pre-Market Purchase to Roth Principal Investments after 7:00 a.m., New York City time, and prior to 8:30 a.m., New York City time, on such Purchase Date (each, a “Pre-Market Purchase Notice”).

The per share purchase price for the Ordinary Shares that the Company elects to sell to Roth Principal Investments in a Pre-Market Purchase pursuant to the Purchase Agreement, if any, will be determined by reference to the VWAP of the Ordinary Shares over a purchase valuation period to be calculated in accordance with the Purchase Agreement, which period will not overlap with the valuation period for any other Purchase effected on the same Purchase Date, less a fixed 5.0% discount to such VWAP (such period, a “Pre-Market Purchase Valuation Period”).

In addition to the Market Open Purchases, Intraday Purchases and Pre-Market Purchases described above, after the Commencement, the Company will also have the right, but not the obligation (subject to the continued satisfaction of the purchase conditions contained in the Purchase Agreement), to direct Roth Principal Investments to purchase, on any trading day that would qualify as a Purchase Date on which the Company may elect to effect a Market Open Purchase, whether or not a Market Open Purchase is effected by the Company on such trading day, a specified number of Ordinary Shares, not to exceed certain limitations set forth in the Purchase Agreement (each, a “Post-Market Purchase”), by timely delivering an irrevocable written notice of such Post-Market Purchase to Roth Principal Investments after 4:05 p.m., New York City time, and prior to 5:00 p.m., New York City time, on such Purchase Date (each, a “Post-Market Purchase Notice”).

The per share purchase price for the Ordinary Shares that the Company elects to sell to Roth Principal Investments in a Post-Market Purchase pursuant to the Purchase Agreement, if any, will be determined by reference to the VWAP of the Ordinary Shares over a purchase valuation period to be calculated in accordance with the Purchase Agreement, which period will not overlap with the valuation period for any other Purchase effected on the same Purchase Date, less a fixed 5.0% discount to such VWAP (such period, a “Post-Market Purchase Valuation Period,” and together with the Market Open Purchase Valuation Period, Intraday Purchase Valuation Period and Pre-Market Purchase Valuation Period, each a “Valuation Period”).

There is no upper limit on the price per share that Roth Principal Investments could be obligated to pay for Ordinary Shares the Company may elect to sell to it in any Purchase under the Purchase Agreement. The purchase price per share of Ordinary Shares that the Company may elect to sell to Roth Principal Investments in a Purchase under the Purchase Agreement will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the applicable Valuation Period for such Purchase.

The Company will control the timing and amount of any sales of Ordinary Shares to Roth Principal Investments that it may elect, in its sole discretion, to effect from time to time from and after the Commencement Date and during the term of the Purchase Agreement. Actual sales of Ordinary Shares to Roth Principal Investments under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among other things, market conditions, the trading price of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

Under the applicable Nasdaq rules, in no event may the Company issue to Roth Principal Investments under the Purchase Agreement more than 2,342,254 Ordinary Shares, which number of shares is equal to 19.99% of the Ordinary Shares issued and outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless (i) the Company obtains shareholder approval to issue Ordinary Shares in excess of the Exchange Cap in accordance with applicable Nasdaq rules, (ii) the Company takes all actions required pursuant to Nasdaq Rule 5615(a)(3) to rely on the exemption for foreign private issuers from applicable Nasdaq rules by adopting the home country practice in connection with the transactions contemplated by the Purchase Agreement (including an exemption from any Nasdaq rules that would otherwise require seeking shareholder approval in respect of such transactions), which allows the Company to issue the Ordinary Shares to Roth Principal Investments without regard to the limitations imposed by Nasdaq Rule 5635(d), or (iii) the average price per share paid by Roth Principal Investments for all of the Ordinary Shares that the Company directs Roth Principal Investments to purchase from the Company pursuant to the Purchase Agreement, if any, equals or exceeds $5.3475 (representing the sum of (i) $0.2135 and (ii) the lower of (a) the official closing price of the Ordinary Shares on Nasdaq on the date of execution of the Purchase Agreement and (b) the average official closing price of the Ordinary Shares on Nasdaq for the five consecutive trading days ending on the date of execution of the Purchase Agreement, as adjusted in accordance with applicable Nasdaq rules), so that the Exchange Cap limitation will not apply to issuances and sales of Ordinary Shares pursuant to the Purchase Agreement.

In addition, the Company may not issue or sell any Ordinary Shares to Roth Principal Investments under the Purchase Agreement which, when aggregated with all other Ordinary Shares then beneficially owned by Roth Principal Investments and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in Roth Principal Investments beneficially owning more than 4.99% of the outstanding Ordinary Shares.

The net proceeds from sales of Ordinary Shares by the Company to Roth Principal Investments under the Purchase Agreement, if any, will depend on the frequency and prices at which the Company sells Ordinary Shares to Roth Principal Investments under the Purchase Agreement. To the extent the Company elects to sell Ordinary Shares to Roth Principal Investments under the Purchase Agreement from and after the Commencement Date, the Company currently plans to use any net proceeds therefrom for working capital and general corporate purposes, including enhancing its technology, deepening member engagement and expanding its community ownership model.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition (with certain limited exceptions) on entering into specified “Variable Rate Transactions” (as such term is defined in the Purchase Agreement) during the term of the Purchase Agreement. Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of the Ordinary Shares after the date of issuance, or the Company effecting or entering into an agreement to effect an “equity line of credit” or other substantially similar continuous offering with a third party, in which the Company may offer, issue or sell Ordinary Shares or any securities exercisable, exchangeable or convertible into Ordinary Shares at a future determined price. The Company may, however, enter into a Variable Rate Transaction with the prior written consent of Roth Principal Investments. The foregoing restriction is also subject to certain limited exceptions for Exempt Issuances (as defined in the Purchase Agreement), which include issuances pursuant to equity compensation plans, the Company’s WeShop Shareback™ Rewards Plan (the “Shareback Plan”), and certain other transactions, as described in the Purchase Agreement.

Roth Principal Investments has agreed that during the term of the Purchase Agreement and through and including the trading day next following the expiration or termination of the Purchase Agreement, none of Roth Principal Investments, any of its officers, or any entity managed or controlled by Roth Principal Investments, will enter into or effect, directly or indirectly, either for Roth Principal Investments’ own principal account or for the principal account of any such entity managed or controlled by Roth Principal Investments, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Ordinary Shares or any hedging transaction, which establishes a net short position with respect to the Ordinary Shares.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for the purposes of such agreements, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month following the 36-month anniversary of the Commencement Date, (ii) the date on which Roth Principal Investments shall have purchased from the Company under the Purchase Agreement Ordinary Shares for an aggregate gross purchase price of $25,000,000, (iii) the date on which the Ordinary Shares shall have failed to be listed or quoted on Nasdaq or another U.S. national securities exchange identified as an “eligible market” in the Purchase Agreement for a period of one trading day, (iv) the 30th trading day after the date on which a voluntary or involuntary bankruptcy proceeding involving the Company has been commenced that is not discharged or dismissed prior to such 30th trading day, and (v) the date on which a bankruptcy custodian is appointed for all or substantially all of the Company’s property or the Company makes a general assignment for the benefit of its creditors.

As consideration for Roth Principal Investments’ commitment to purchase Ordinary Shares at the Company’s direction upon the terms and subject to the conditions set forth in the Purchase Agreement, the Company agreed to pay to Roth Principal Investments a cash commitment fee of $500,000 (the “Commitment Fee”), which is equal to 2.0% of Roth Principal Investments’ $25,000,000 total aggregate dollar amount purchase commitment under the Purchase Agreement. The $500,000 Commitment Fee will be paid over time by Roth Principal Investments withholding cash amounts equal to 10% of the total aggregate purchase price payable by Roth Principal Investments to the Company in connection with each Purchase of Ordinary Shares effected under the Purchase Agreement, until such time as Roth Principal Investments shall have received from such cash withholdings a total aggregate amount in cash equal to $500,000, representing the entire Commitment Fee payable to Roth Principal Investments pursuant to the Purchase Agreement.

In addition, the Company agreed to reimburse Roth Principal Investments for the reasonable legal fees and disbursements of Roth Principal Investments’ legal counsel in connection with the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement in an amount equal to $75,000, payable upon execution of the Purchase Agreement and Registration Rights Agreement. The Company also agreed to reimburse Roth Principal Investments for up to $7,500 semi-annually (or if the Company files with the SEC financial information on a quarterly basis, then per fiscal quarter) for the reasonable legal fees and disbursements of Roth Principal Investments’ legal counsel in connection with semi-annual and annual bring-down due diligence investigations and related matters as contemplated by the Purchase Agreement.

The Company has the right to terminate the Purchase Agreement at any time after Commencement upon five (5) trading days’ prior written notice to Roth Principal Investments, subject to the Company having paid all Commitment Fee amounts (or earned portions thereof) required to be paid to Roth Principal Investments, either through Roth Principal Investments’ withholding of the amounts otherwise payable to the Company or by cash payment directly to Roth Principal Investments, as applicable, pursuant to and in such manner as set forth in the Purchase Agreement, and all legal fee reimbursement payments required to be paid to Roth Principal Investments pursuant to the Purchase Agreement. If total withholdings are less than $500,000 at termination, the Company has no obligation to pay the shortfall unless the Company terminates the Purchase Agreement within 90 days following the signing of the Purchase Agreement, in which case the Company will be obligated to pay Roth Principal Investments, in cash the amount, if any, by which $500,000 exceeds the aggregate amount of the Commitment Fee previously withheld by Roth Principal Investments from the purchase prices paid for Ordinary Shares. The Company and Roth Principal Investments may also agree to terminate the Purchase Agreement by mutual written consent, provided that no termination of the Purchase Agreement will be effective prior to the fifth trading day immediately following the settlement date related to any Purchase that has not then fully settled in accordance with the Purchase Agreement. Neither the Company nor Roth Principal Investments may assign or transfer any of their respective rights or obligations under the Purchase Agreement or the Registration Rights Agreement, and no provision of the Purchase Agreement or the Registration Rights Agreement may be modified or waived by the Company or Roth Principal Investments from and after the date that is one trading day immediately preceding the date on which the initial Registration Statement is first filed with the SEC.

The Company has engaged Compass Point, LLC, a registered broker-dealer and FINRA member (the “Qualified Independent Underwriter”), to be the qualified independent underwriter in connection with the offering to be registered under the Registration Statement and, in such capacity, to participate in the preparation of the Registration Statement and exercise the usual standards of “due diligence” with respect thereto, in order for such offering to be in full compliance with the applicable rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”), including FINRA Rule 5121. The Company has agreed to reimburse Roth Principal Investments for the fees and expenses of the Qualified Independent Underwriter up to $50,000, as consideration for the Qualified Independent Underwriter’s services in connection with acting as the qualified independent underwriter in the offering to be registered under the Registration Statement. The Qualified Independent Underwriter will receive no other compensation for acting as the qualified independent underwriter in connection with such offering.

The Ordinary Shares that may be issued pursuant to the Purchase Agreement will be issued without registration under the Securities Act, in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as a transaction not involving a public offering and Rule 506(b) promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of any securities of the Company in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached to this Report on Form 6-K as Exhibits 10.1 and 10.2, respectively, and each of which is incorporated herein in its entirety by reference.

The information set out in this Report on Form 6-K (including Exhibit 10.1 and Exhibit 10.2) is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-291968), and into any prospectus forming a part thereof, and shall be deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by information subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
10.1	Ordinary Shares Purchase Agreement, dated as of September 9, 2026, by and between WeShop Holdings Limited and Roth Principal Investments, LLC
10.2	Registration Rights Agreement, dated as of September 9, 2026, by and between WeShop Holdings Limited and Roth Principal Investments, LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESHOP HOLDINGS LIMITED

By:	/s/ Maria Weaver
Name:	Maria Weaver
Title:	Chief Executive Officer
Date:	September 28, 2026